Filed pursuant to Rule 424(b)(3)
File No. 333-208645

Prospectus Supplement No. 2 Dated February 24, 2016
(To Prospectus Dated January 28, 2016, As Supplemented by Prospectus Supplement No. 1 Dated February 17, 2016)

1,055,349 Shares of Common Stock

This Prospectus Supplement No. 2 (the “Prospectus Supplement”) updates and supplements the prospectus of COPsync, Inc. (the “Company,” “we,” “us,” or “our”) dated January 28, 2016, as updated and supplemented by Prospectus Supplement No. 1 dated February 17, 2016 (collectively, the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission:

A.           Our Current Report on Form 8-K filed with the Securities Exchange Commission on February 24, 2016.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement.  This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our common stock and/or warrants, you should carefully consider the risk factors section beginning on page 8 of the Prospectus and the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as such section has been amended and supplemented by the “Risk Factors” section in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 24, 2016

Index to Filings

Annex
The Company’s Current Report on Form 8-K filed with the Securities Exchange Commission on February 24, 2016.	A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 8-K

Date of Report (Date of earliest event reported): February 22, 2016

COPSYNC, INC.
(Exact name of registrant specified in charter)

Delaware	000-53705	98-0513637
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16415 Addison Road, Suite 300, Addison, Texas 75001
(Address of principal executive offices) (Zip Code)

(972) 865-6192
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 22, 2016, the Board of Directors (the “Board”) of COPsync, Inc. (the “Company”) appointed Luisa Ingargiola as a director.  Her appointment is effective immediately and she will stand for election to the Board at the Company’s 2016 Annual Meeting of Stockholders.  Ms. Ingargiola will serve as Chair of the Audit Committee and as a member of the Board’s Compensation Committee.

There was no arrangement or understanding between Ms. Ingargiola and any other persons pursuant to which Ms. Ingargiola was selected to serve as a director, and there are no related party transactions involving Ms. Ingargiola that are reportable under Item 404(a) of Regulation S-K.

Ms. Ingargiola will receive a stock option to purchase 1,000 shares of the Company’s common stock consistent with the Company’s standard compensation arrangement for non-employee directors as described in the Company’s most recent information statement. A copy of the Company’s press release announcing the appointment of Ms. Ingargiola is attached hereto as  Exhibit 99.1 to this Current Report on Form 8-K.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release, dated February 23, 2016, entitled "COPsync, Inc. Appoints Luisa Ingargiola to its Board of Directors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COPSYNC, Inc.

Dated: February 24, 2016	By:	/s/ Barry W. Wilson
	Name:	Barry W. Wilson
	Title:	Chief Financial Officer

Exhibit 99.1

COPsync, Inc. Appoints Luisa Ingargiola to its Board of Directors

DALLAS – February 23, 2016 – COPsync, Inc. (NASDAQ: COYN), which operates the nation’s only law enforcement in-car information sharing and communication network, and the COPsync911™ threat alert system for schools, government buildings, hospitals and other potentially at-risk facilities is pleased to announce the appointment of Luisa Ingargiola to the Company’s Board of Directors. Ms. Ingargiola will serve as the Chair of the Audit Committee of the COPsync Board of Directors and as a member of the Board’s Compensation Committee.

Ms. Ingargiola is the Chief Financial Officer for Magne Gas (NASDAQ: MNGA), which converts liquid waste into a hydrogen-based fuel. Mrs. Ingargiola presently serves as a member of the Board of Directors for the JBF Foundation Worldwide and CES Synergies, Inc., where she also serves as the Audit Committee Chair.

Prior to joining Magne Gas, Mrs. Ingargiola worked for Boston Capital Partners as an Investment Advisor in its Limited Partnership Division, and then as a Budget and Expense Manager for MetLife Insurance Company. In this capacity, she managed a $30-million-dollar annual budget and her tasks included budget implementation, expense and variance analysis and financial reporting. Luisa previously served as a Board member and Audit Committee Chair for CBD Energy Limited in 2014.

Mrs. Ingargiola graduated in 1989 from Boston University with a Bachelor’s Degree in Business Administration and a concentration in Finance. In 1996, she earned her Master’s Degree from the University of South Florida.

Mr. Ronald A. Woessner, Chief Executive Officer of COPsync Inc., stated, "We are thrilled that Ms. Ingargiola will be joining the COPsync Board of Directors. She has significant experience in the U.S. capital markets and deep relationships within the investment and banking community. Additionally, she has extensive experience in compliance and regulatory oversight from her service on various public company boards. We look forward to the value she will bring COPsync in these and other matters."

About COPsync, Inc.

COPsync, Inc. (COYN) is a technology company that improves communication between and among law enforcement officers and agencies from differing jurisdictions to help them prevent and respond more quickly to crime. The COPsync Network™ connects law enforcement officers and agencies to a common communications system, which gives officers instant access to actionable, mission-critical data and enables them to share information and communicate in real-time with other officers and agencies, even those hundreds and thousands of miles away. The Network's companion, COPsync911™ threat-alert system, enables schools, courts, hospitals, government buildings, energy, telecommunications and other potentially at-risk facilities to automatically and silently send threat-alerts directly to local law enforcement officers in their patrol cars in the event of a crisis, thereby speeding first responder response times and saving minutes when seconds count. The COPsync Network saves officer and citizen lives, reduces unsolved crimes and assists in apprehending criminals and interdicting criminal behavior -- through such features as a nationwide officer safety alert system, GPS/auto vehicle location and distance-based alerts for crimes in progress, such as school crisis situations, child abductions, bank robberies and police pursuits. The COPsync Network also eliminates manual processes and increases officer productivity by enabling officers to write electronic tickets, accident reports, DUI forms, arrest forms and incident and offense reports. The company also sells VidTac®, an in-vehicle, software-driven video system for law enforcement. Visit www.copsync.com and www.copsync911.com for more information.

Contact:
For COPsync:
Ronald A. Woessner
Chief Executive Officer
972-865-6192
invest@copsync.com

Media:
Fred Sommer
Senior Consultant
Investor Relations
Ascendant Partners, LLC.
732-410-9810
fred@ascendantpartnersllc.com